UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Intermolecular, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45882D 10 9
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45882D 10 9

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,526,205
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,526,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,526,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 45882D 10 9

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,526,205
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,526,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,526,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3%
14	TYPE OF REPORTING PERSON HC

CUSIP NO. 45882D 10 9

1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45882D 10 9

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 13,526,205 Shares held directly by Raging Master is approximately $33,416,385, including brokerage commissions.  Such Shares were acquired with the working capital of Raging Master.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 14, 2016, Raging Capital and the Issuer entered into a Governance Agreement (the “Governance Agreement”) pursuant to which the Issuer and Raging Capital agreed to include in the slate of nominees recommended by the Board of Directors of the Issuer (the “Board”) for election as directors at the 2017 annual meeting of stockholders of the Issuer (the “2017 Annual Meeting”) an individual to be designated by Raging Capital (the “Investor Designee”) who is approved by the Nominating and Corporate Governance Committee of the Board, subject to its fiduciary duties, which approval shall not be unreasonably withheld.  Raging Capital agreed that it will not seek to elect more than one (1) director to the Board at the 2017 Annual Meeting or otherwise prior to the date that is thirty (30) calendar days prior to the deadline established pursuant to the Issuer’s bylaws for the submission of stockholder nominations for the 2018 annual meeting of stockholders of the Issuer.  At the 2017 Annual Meeting, Raging Capital agreed to vote all Shares of the Issuer beneficially owned by Raging Capital and entitled to be voted at the meeting in favor of the election of the director nominees, including the Investor Designee, recommended by the Board.  Raging Capital and the Issuer also agreed that Raging Capital or any of its affiliates may acquire, at their discretion, up to an additional 8 million Shares of the Issuer (the “New Shares”), in accordance with the Issuer’s insider trading policy, provided that with respect to the New Shares, at any general or special meeting of the Issuer’s stockholders, or in connection with any written consent of the Issuer’s stockholders, Raging Capital (and its affiliates, as applicable) will vote all of the New Shares entitled to be voted at the meeting or execute any applicable written consent of stockholders in the same proportion as all Shares of the Issuer other than those beneficially owned by Raging Capital or its affiliates are voted (or consented, as applicable) with respect to any matter up for stockholder vote or written consent.  The foregoing description of the terms and conditions of the Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Governance Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 45882D 10 9

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 49,531,028 Shares outstanding as of October 28, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 2, 2016.

As of the filing of this Amendment No. 4, each of Raging Capital and William C. Martin may be deemed to beneficially own the 13,526,205 Shares, constituting approximately 27.3% of the Shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2.

As of the filing of this Amendment No. 4, Kenneth H. Traub did not beneficially own any Shares of the Issuer.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.  Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

(c)           There have been no transactions in the Shares during the past sixty days by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Governance Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Governance Agreement by and between Intermolecular, Inc. and Raging Capital Management, LLC, dated November 14, 2016.

CUSIP NO. 45882D 10 9

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

/s/ Kenneth H. Traub
Kenneth H. Traub